TUPPER JONSSON  & YEADON

BARRISTERS & SOLICITORS

AN ASSOCIATION OF LAWYERS AND LAW CORPORATIONS

CARL R. JONSSON* LEE S. TUPPER* GLENN R. YEADON* PAMELA JOE DAVID A. AUSTIN DAVID J. McCUE* * denotes a Personal Law Corporation	1710 - 1177 WEST HASTINGS STREET VANCOUVER, B.C., CANADA V6E 2L3 Tel: (604) 683-9262 Fax: (604) 681-0139 E-mail: jonsson@securitieslaw.bc.ca
REPLY ATTENTION OF: Carl R. Jonsson Direct Tel: (604) 640-6357 OUR FILE: 1076-1

December 27, 2006

U.S. Securities and Exchange Commission

BY EDGAR - CORRESPONDENCE

Division of Corporate Finance

Washington, DC  20549-7010

U.S.A.

Attention:  Mr. Mark A. Wojciechowski

On Mail Stop 7010

Dear Mr. Wojciechowski:

Re:

Acrex Ventures Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 21, 2006

File No. 000-50031

As the lawyers for the Company we are authorized to submit to you a proposed revised version of the 20-F - amended to respond to the comments contained in your letter dated December 11, 2006.  Using your paragraph titles and numbers:

Directors, Senior Management and Employees

Share ownership, page 55 - now page 43

1.

The correct number of issued shares of the Company was 26,383,936.  This is the same issued shares figure as shows in the June 30 quarterly financial statement.  The shareholdings previously shown for each shareholder were correct, as were the percentages.  We have added - at the top of page 44 - a sentence referencing the number of shares that were issued at the December 31, 2005 fiscal year-end and the fact that the aggregate shareholdings of the Directors at that date amounted to 10.3% of the issued shares.

Controls and Procedures, page 62 - now page 51

We have expanded sub-clause (a) of Item 15 to refer to each fiscal year-end up to December 31, 2005.

Financial Statements

Mineral Properties

The statement with respect to the Company’s accounting policies that you referred to in Note 2 of the Financial Statements, which is now on page 63, is simply a statement as to the requirement of CICA 3061 and an acknowledgment that the Company complies with those provisions as part of its significant accounting policies.  Risk Factor (b) on page 7 is a statement of one of the risk factors faced by every mineral exploration company which is working on mineral exploration properties which do not yet have measured mineable reserves.  It certainly does not follow that this will happen with respect to all of the Company’s properties.  And it does not mean that at the date of the document Management has concluded that its properties are impaired or will need to be written down.  It is simply a statement saying that if a property is found to be without reserves at some point in the future it will be written down at that future time.

Reconciliation of Statements to U.S. GAAP - now page 75

The $98,349 you referred to, now on page 75, is a netted figure - whereas the $181,733 you referred to (now on page 60) - is a gross figure.  Debited against that figure is the deduction of proceeds from sale of mineral properties at $65,000.  The Company’s outside accountant has advised that there is a further net deduction of $18,384 represented by incidental debits and credits with respect to property transactions.  He says that the difference in the 2005 fiscal year is caused by the fact that, in the previous years, there were no such debits and credits to be netted from the gross figure.

Engineering comments

The cautionary note that you have set out in your letter is being added to the Company’s website.

Property descriptions

The property disclosures and descriptions of the Michaud property have been re-written and now comprise pages 15 - 23 of the document.   The expanded descriptions of the Spanish Mountain property now comprise pages 24 - 34.

The Finger Mountain property is still only briefly described on page 34.  As it was just an “area play” the kinds of detailed descriptions of the properties you listed in Clause 6 of your letter are simply not available.

For your information - and as has been subsequently disclosed - the Company’s geologist did look at portions of the Finger Lake property which had been staked by Frederic Critchlow.  Their examinations did not produce indicators which were thought by the Company to be sufficient to justify it taking any of the claims under option.  So the Agreement with Mr. Critchlow was terminated.

The descriptions of the properties, the maps included, etc., have been prepared by the Company’s geologists - with instructions to follow the points made in your letter and Industry Guide 7.  We trust that they have followed your requests and the provisions of the Industry Guide so that the disclosures with respect to the properties are now acceptable to your office as being in compliance with the requirements.

We enclose a letter from the Company providing the acknowledgments requested on page 7 of your letter.

We are not, at this date, filing the revised Form 20-F - but rather are submitting it to you for your review and comments.  We want to ensure that, when the final document is formally filed, it will be in full compliance with your requirements.

We will look forward to receiving your response comments.

Yours truly,

TUPPER JONSSON & YEADON

Per:

Carl R. Jonsson

CRJ:lrh

Encl.